Exhibit 99.2

WORRY FREE GROUP (HONG KONG) LIMITED

WORRY FREE GROUP (HONG KONG) LIMITED
UNAUDITED BALANCE SHEETS

		As of
		March 31,	September 30,
	Notes	2025	2025	2025
		HKD	HKD	US$
		(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		429,270	6,755,697	868,241
Accounts receivable, net	3	2,891,850	17,811,850	2,289,175
Prepayments		809,500	-	-
TOTAL CURRENT ASSETS		4,130,620	24,567,547	3,157,416
TOTAL ASSETS		4,130,620	24,567,547	3,157,416

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	3	2,111,000	21,966,500	2,823,131
Other payables and accrued liabilities		8,250	21,995	2,827
Taxes payable	5	33,072	33,072	4,250
Amounts due to shareholder	7	1,488,328	2,144,972	275,671
TOTAL CURRENT LIABILITIES		3,640,650	24,166,539	3,105,879
TOTAL LIABILITIES		3,640,650	24,166,539	3,105,879

COMMITMENTS AND CONTINGENCIES	8	-	-	-

SHAREHOLDER’S EQUITY
Ordinary share, HKD1 par value: 100,000 shares authorized and issued as of September 30, 2025 and March 31, 2025 respectively		100,000	100,000	12,852
Retained earnings		389,970	301,008	38,685
TOTAL SHAREHOLDER’S EQUITY		489,970	401,008	51,537
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		4,130,620	24,567,547	3,157,416

WORRY FREE GROUP (HONG KONG) LIMITED
UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Notes	From April 8, to September 30, 2024	For the six months ended September 30, 2025
		HKD	HKD	US$
		(Unaudited)	(Unaudited)

REVENUE	3	16,915,080	34,276,700	4,405,236

OPERATING EXPENSES
Cost of revenue	3	(16,499,180)	(32,775,600)	(4,212,315)
Selling, general and administrative expenses	4	(81,745)	(1,591,290)	(204,512)
Total operating expenses		(16,580,925)	(34,366,890)	(4,416,827)

INCOME FROM OPERATIONS		334,155	(90,190)	(11,591)

Interest income		1,262	5,651	726
Loss from foreign currency exchange		(3,315)	(2,415)	(310)
Other loss, net		(1,441)	(2,008)	(258)
Profit/(Loss) before income taxes		330,661	(88,962)	(11,433)
Income tax expense	5	–	–	–
Net profit/(loss)		330,661	(88,962)	(11,433)

Net profit/(loss) per share attributable to ordinary shareholders of the Company’s shareholder
Basic and diluted		3.3	(0.9)	(0.1)

Weighted average shares used in calculating net profit/(loss) per share
Basic and diluted		100,000	100,000	100,000

WORRY FREE GROUP (HONG KONG) LIMITED
UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

	Number of ordinary shares*	Ordinary shares	Retained earnings	Total shareholder’s equity
		HKD	HKD	HKD
Balance as of April 8, 2024	-	-	-	-
Issue of shares	100,000	100,000	-	100,000
Net profit	–	–	330,661	330,661
Balance as of September 30, 2024	100,000	100,000	330,661	430,661

Balance as of April 1, 2025	100,000	100,000	389,970	489,970
Net loss	–	–	(88,962)	(88,962)
Balance as of September 30, 2025, in HKD	100,000	100,000	301,008	401,008
Balance as of September 30, 2025, in US$		12,852	38,685	51,537

WORRY FREE GROUP (HONG KONG) LIMITED
UNAUDITED STATEMENTS OF CASH FLOWS

	From April 8, to September 30, 2024	For the six months ended September 30, 2025
	HKD	HKD	US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net profit/(loss)	330,661	(88,962)	(11,433)
Changes in operating assets and liabilities:
Accounts receivable	(16,150,680)	(14,920,000)	(1,917,518)
Prepayments	(809,500)	809,500	104,037
Accounts payable	12,815,880	19,855,500	2,551,826
Taxes payable	-	-	-
Other payables and accrued liabilities	-	13,745	1,767
Net cash (used in)/provided by operating activities	(3,813,639)	5,669,783	728,679

Cash flows from financing activities:
Proceeds from issuance of shares	100,000	-	-
Advances from shareholder	3,776,733	-	-
Increase in amount due to shareholder	-	656,644	84,392
Net cash provided by financing activities	3,876,733	656,644	84,392

Net increase in cash and cash equivalents	63,094	6,326,427	813,071
Cash and cash equivalents, beginning of period	-	429,270	55,170
Cash and cash equivalents, end of period	63,094	6,755,697	868,241

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Worry Free Group (Hong Kong) Limited (“Worryfree” or “the Company”) is a limited liability company incorporated in Hong Kong on April 8, 2024. The principal activities of the Company are providing marketing solutions and execution to its customers. The registered office is located at Unit 32 of Fty A, 5th Floor Union Hing Yip Factory Building, No. 20 Hing Yip Street, Kwun Tong, Hong Kong.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported revenues, costs and expenses during the reported period in the financial statements and accompanying notes. These accounting estimates reflected in the Company’s financial statements mainly include, but are not limited to, current expected credit losses and income tax. Actual results could differ from those estimates.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Convenience translation

Translations of amounts in the balance sheets, statements of operations and comprehensive income and statements of cash flows from HKD into US$ as of and for the six months ended September 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7809, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

In the financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations and comprehensive income during the year in which they occur.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses

The Company adopted ASC Topic 326, “Financial Instruments — Credit Losses”, for credit loss assessment using the modified retrospective approach for all in-scope assets. The Company’s in-scope assets are primarily accounts receivable and prepayments. To estimate expected credit losses, the Company has identified the relevant risk factors which include suppliers’ credits and accounts aging. Accounts with similar risk factors have been grouped into pools. For each pool, the Company considers the collection experience, current economic conditions and future economic conditions. In consideration of short aging and the Company’s collection experience, no current expected credit loss expenses are recognized in general and administrative expenses for both the periods ended September 30, 2024 and 2025.

Cash and Cash Equivalents

Cash and cash equivalents represent cash at bank. The Company maintains its bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the statements of operations and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Allowance for credit losses was nil and nil as of September 30, 2025 and March 31, 2025, respectively.

Prepayments

Prepayments represent the pre-payments to authorized agents of media platforms before their services are provided. It is recognized at the cost amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above in “Current Expected Credit Losses”.

Other payables and accrued liabilities

Other payables and accrued liabilities represent the amounts due to non-trade suppliers.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through delivering customer-tailored marketing solutions services to its customers. The Company recognized revenue when marketing services are delivered and accepted by customers. The Company recognized revenue amounting HKD16,915,080 and HKD34,276,700 (USD4,405,236) for the periods ended September 30, 2024 and 2025, respectively.

The Company is considered as principal in all above business for: a) the Company purchase and control the traffic and others online services in order to provide the service to our clients; b) the Company bear sole responsibility for fulfillment of the advertising promise and cost related risks and; c) the Company have full discretion in establishing prices, both selling and purchase price.

Cost of Revenue

Cost of revenue primarily presents the costs with media resources, design and content engineering service, and technical consultant services. All costs are expensed in the period in which the services are delivered to the Company.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of marketing and promotion and general administrative expenses such as staff costs, rental expenses, telecommunication and internet, donation, and other miscellaneous administrative expenses.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxation

1) Income tax

Worryfree is incorporated in and carrying out its business and trade in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

2) Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the periods ended September 30, 2024 and 2025.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted earnings per share in years when their effect would be anti-dilutive. The Company has not issued any equity instruments that have potential dilutive effects.

Newly adopted accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to financial assets measured at amortized costs, including loans and accounts receivable. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has early adopted the new standard effective April 1, 2022, which didn’t have a material impact on the consolidated financial statements.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements not yet adopted

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.

In July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

3. CONCENTRATION AND RISKS

The Company is exposed to concentration risks, which is analyzed as follows:

Major Customers

For the periods ended September 30, 2024 and 2025, revenues have been generated from the following entities that accounted for more than 10% of total sales and accounts receivable for the periods presented:

	Percentage of Revenue		Percentage of Accounts Receivable as of
	from April 8, 2024 to September 30, 2024	for the six months Ended September 30, 2025	March 31, 2025	September 30, 2025
	(Unaudited)	(Unaudited)		(Unaudited)
Customer A	24.1%	28.3%	64.4%	38.5%
Customer B	33.1%	-%	-%	-%
Customer C	30.0%	-%	-%	-%
Customer D	12.8%	25.3%	35.6%	33.9%
Customer E	-%	28.0%	-%	27.6%
Customer F	-%	18.4%	-%	-%
Total major customers	100%	100%	100%	100%

Major suppliers

For the periods ended September 30, 2024 and 2025, purchases have been generated from the following entities that accounted for more than 10% of total costs and accounts payable for the periods presented:

	Percentage of costs		Percentage of Accounts Payable as of
	from April 8, 2024 to September 30, 2024	for the six months Ended September 30, 2025	March 31, 2025	September 30, 2025
	(Unaudited)	(Unaudited)		(Unaudited)
Supplier A	76.3%	57.1%	-%	49.2%
Supplier B	14.6%	-%	100%	-%
Supplier C*	* %	-%	-%	-%
Supplier D	-%	26.9%	-%	30.5%
Supplier E	-%	16.0%	-%	20.3%
Total major suppliers	90.9%	100%	100%	100%

*	Supplier C was the Company’s sole supplier during the period ended September 30, 2024, and purchases from this supplier accounted for less than 10% of total costs.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

4. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	From April 8, 2024 to September 30, 2024	For the six months Ended September 30, 2025
	HKD	HKD	US$
		(Unaudited)
Marketing and promotion	78,000	244,388	31,409
Staff costs	-	394,227	50,666
Rental expenses	-	189,912	24,407
Telecommunication and Internet	-	234,000	30,074
Donation	-	500,000	64,260
Others	3,745	28,763	3,696
Total	81,745	1,591,290	204,512

5. TAXATION

Income Tax

Hong Kong, PRC

Under the current Hong Kong Inland Revenue Ordinance, Worryfree is subject to a progressive income tax rate, 8.25% for assessable profits not exceeding HK$ 2 million and 16.5% for assessable profits in excess of HK$ 2 million on their taxable income generated from operations in Hong Kong.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

5. TAXATION (CONTINUED)

Income Tax (CONTINUED)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	From April 8, 2024 to September 30, 2024	For the six months Ended September 30, 2025
	HKD	HKD	US$
	(Unaudited)
Profit/(Loss) before provision for income taxes	330,661	(88,962)	(11,433)
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense computed at statutory rate	54,559	(14,679)	(1,886)
Reconciling items:
Non-deductible items in Hong Kong	-	14,679	1,886
Non-taxable items in Hong Kong	(53,059)	-	-
Tax credit	(1,500)	-	-
Effective income tax expenses	-	-	-

Uncertain Tax Position

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Company did not have any unrecognized tax benefits. For the periods ended September 30, 2024 and 2025, the Company had no unrecognized tax benefits. Tax years are typically subject to examination for up to 7 years.

6. DEFINED CONTRIBUTION PLAN

For the employees in Hong Kong, PRC, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

WORRY FREE GROUP (HONG KONG) LIMITED
NOTES TO UNAUDITED FINANCIAL STATEMENTS

7. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related party of the Company and their relationships with the Company:

Names of the related party	Relationship with the Company
WANG YAFENG	Sole director & shareholder of the Company

Amounts due to related party

	As of
	March 31, 2025	September 30, 2025
	HKD	HKD	US$
		(Unaudited)
WANG YAFENG	1,488,328	2,144,972	275,671
Total	1,488,328	2,144,972	275,671

All working capital loans from related party were of no collateral nor guarantee, and were interest free.

As of March 31, 2025, loans are to be repaid on demand by WANG YAFENG.

As of September 30, 2025, loans are to be repaid on demand by WANG YAFENG.

The Company did not engage in other transactions with related party for the periods ended September 30, 2024 and 2025.

8. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in claims, investigations and proceedings in the ordinary course of business. As of the date that the financial statements are issued, the Company reviews its regulatory inquiries and other legal proceedings on an ongoing basis, evaluates whether potential regulatory fines or losses from proceedings are probable and make estimates of the loss if probable. As of September 30, 2025, the Company believes that none of these matters, individually or in combination had a material effect on its business, assets or operations and there was no accrual for such matters.

9. SUBSEQUENT EVENTS

On December 23, 2025, the Company’s shareholder entered into an Agreement for sale and purchase of 100% of the issued share capital in Worryfree (the “Merger Agreement”), by and among Raytech Innovation Limited (“Merger Sub”), which provides for, among other things, the merger of the Company with and into Merger Sub, with the Company being the surviving corporation of the merger and a direct, wholly owned subsidiary of Raytech Holding Ltd (RAY, a NASDAQ listed group) (the “Acquisition”).

All subsequent events requiring recognition as of September 30, 2025 have been incorporated into these financial statements and there are no other significant subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.